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Mellon                                                 Mellon HR Solutions



June 27, 2003



Paul Bohme
TXU Corporation
Energy Plaza
1601 Bryan Street
Dallas, TX 75201

Dear Mr. Bohme,


This letter is to inform you that the noted discrepancies between the Annual Trust Reports and the Annual Participant Valuation Summary for the TXU Thrift Plan have yet to be determined. Due to the transition of responsibilities within the trust department, the Annual Trust Report was not sent to you within the set standards Mellon HR Solutions had agreed upon with TXU Corp. causing the delay in identifying these discrepancies.

I will be meeting with the Trust Administrators to clear these discrepancies and provide you with the corrected reports as soon as possible. I apologize for the delay and appreciate your understanding on this matter. If you have any further questions regarding this matter please do not hesitate to call me at 617-382-6614.

Sincerely,



Christopher McTague
Sr. Plan Manager



cc: Frank Pirrone






                     135 Santilli Highway Everett, MA 02155
                          A Mellon Financial CompanySM